Exhibit 99.1

Aphria Announces Issuance of Shares in Respect of Previously Announced Settlement of Claim

LEAMINGTON, ON, July 6, 2020 /CNW/ - Aphria Inc. ("Aphria") (TSX: APHA and NASDAQ: APHA), a leading global cannabis company, today announced that it has issued 1,658,375 common shares (the "Settlement Shares") to Emblem Cannabis Corporation ("Emblem"), a wholly owned subsidiary of Aleafia Health Inc. (TSX: AH, OTC: ALEAF) ("Aleafia Health") as part of a settlement agreement entered into between the parties and previously disclosed on June 25, 2020.

The Settlement Shares were issued in Canada by way of a prospectus supplement to Aphria's base shelf prospectus dated November 22, 2019 and in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Copies of the prospectus supplement and base shelf prospectus are available under Aphria's profile on SEDAR at www.sedar.com.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Settlement Shares or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. The offer and sale of the Settlement Shares have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States and, accordingly, may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws.

About Aphria

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 09:25e 06-JUL-20